Exhibit 1

RedHill Biopharma Provides Q1/2020 Financial Results and Recent Highlights Including Initial Movantik® Revenues

Completed acquisition of Movantik® from AstraZeneca on April 1, 2020, and initiated U.S. promotion with net revenues of $7.3 million in April
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Launched commercial sales of Talicia® in the U.S. in March 2020; Talicia® added to Express Scripts and Prime Therapeutics formularies as an unrestricted, preferred brand for H. pylori
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Net revenues of approximately $8.4 million in the first four months of 2020, excluding Talicia® sales into the channel, an increase of 264% from the comparable period of 2019
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Cash position of $115.1 million at the end of first quarter, and approximately $62.5 million immediately following Movantik® acquisition; Net cash used in operating activities of $10.6 million in the first quarter
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Pursuing two shots on goal strategy for COVID-19 with RedHill’s clinical-stage novel molecules opaganib (Yeliva®) and RHB-107; Initiation of U.S. Phase 2a study with opaganib ongoing
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Initiation of Phase 3 clinical study in Nontuberculous Mycobacteria (NTM) planned for the third quarter of 2020
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Management to host conference call today, at 8:30 a.m. EST

TEL-AVIV, Israel and RALEIGH, N.C., May 27, 2020 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its financial results for the first quarter ended March 31, 2020 and recent operational highlights.

“Starting in 2020, our sales team has focused its resources on the commercialization of Talicia®, Aemcolo® and, most recently, Movantik®. We expect these three GI drugs to support our evolution into a leading specialty pharma in the U.S.,” said Dror Ben-Asher, RedHill’s Chief Executive Officer. “The first quarter of 2020 has been transformational for RedHill, as we launched Talicia® in the U.S. with our expanded sales force, strengthened our commercial portfolio with the acquisition of Movantik® from AstraZeneca, and secured up to $115 million in non-dilutive financing to support our commercial operations. Subsequent to the end of the first quarter, and immediately following the closing of the acquisition, we initiated promotion of Movantik® and recorded Movantik® net revenues of approximately $7.3 million in April, the first month of promotion. Throughout the COVID-19 pandemic, our commercial team has continued to provide support to prescribers. We are gradually resuming in-person visits, subject to authorization and guidance from the relevant health authorities and clinics.”

Mr. Ben-Asher added: “We are rapidly advancing the development of two independent programs for the treatment of COVID-19 with our investigational drugs, opaganib and RHB-107. In light of the encouraging initial results from the compassionate use program with opaganib in severe-to-critical COVID-19 patients in Israel, we are currently initiating a randomized, double-blind, placebo-controlled clinical study, recently approved by FDA, in which several leading hospitals across the U.S. are expected to participate. We are also advancing a COVID-19 development program with RHB-107, which was selected for in-vitro testing by the U.S. National Institute of Allergy and Infectious Diseases (NIAID) based on its possible mechanism of action. We continue to work closely with regulatory authorities and the medical community to expand access to opaganib to patients in additional countries through compassionate use programs and clinical studies.”

COVID-19 Business Impact

Protecting its employees, patients, colleagues, and communities has been RedHill’s primary focus during the current COVID-19 pandemic. Starting March 18, 2020, the Company’s employees, including its sales representatives, have been working remotely and all in-person interactions were suspended, including visits to physicians’ clinics. RedHill maintained full employment of its dedicated sales representatives and employees in order to provide support to healthcare providers virtually, through various remote technologies. During the month of May, in-person work practices are gradually being resumed, where possible and subject to authorization and guidance from the relevant health authorities and clinics.

RedHill took immediate action to mitigate the potential impact of the COVID-19 pandemic on its business operations. To date, there have been no significant disruptions to the Company’s supply chain, and it has sufficient supply on hand to meet U.S. commercial demand. A number of the Company’s commercial activities have been impacted by the COVID-19 pandemic, including some launch activities for Talicia® for H. pylori infection and Aemcolo® for travelers’ diarrhea. Some promotional activities have been postponed by approximately one quarter due to a significant decrease of in-clinic patient visits, tests and treatments, the inability of RedHill’s sales force to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. RedHill has put in place a comprehensive alternative commercial strategy to support its growth initiatives in adherence to social distancing guidelines. RedHill’s in-person work practices are gradually being resumed where possible and are expected to expand to additional territories in the coming weeks. The Company has deferred initiation of the pivotal Phase 3 study with RHB-204 in first-line pulmonary nontuberculous mycobacteria (NTM) infections by one quarter, to the third quarter of 2020. Recruitment of patients in the ongoing clinical study with opaganib in cholangiocarcinoma will resume as soon as possible. RedHill will continue to assess the potential impact of the COVID-19 pandemic on its business and operations.

Financial highlights for the quarter ended March 31, 20201

Net Revenues for the first quarter of 2020 were $1.1 million, compared to $1.6 million in the fourth quarter of 2019. The decrease was primarily attributable to the Company’s strategic decision to discontinue its partnership agreements for the legacy products, Donnatal®, EnteraGam® and Mytesi® to enable a greater focus on its lead commercial products, Movantik®, Talicia® and Aemcolo®.

Cost of Revenues for the first quarter of 2020 was $1.7 million, compared to $0.8 million in the fourth quarter of 2019. The increase was primarily attributable to the impairment of the intangible asset related to Aemcolo® for travelers’ diarrhea, as the Company expects a significant decrease in travel over the coming quarters due to the COVID-19 pandemic.

Research and Development Expenses for the first quarter of 2020 were $2.8 million, compared to $2.3 million in the fourth quarter of 2019. The increase was primarily attributable to completion of the first stage of the ongoing trial with opaganib in cholangiocarcinoma.

Selling, Marketing and Business Development Expenses for the first quarter of 2020 were $9 million, compared to $6.2 million in the fourth quarter of 2019. The increase was primarily attributable to the expansion of commercial activities to support the commercialization of Movantik®, Talicia® and Aemcolo®.

General and Administrative Expenses for the first quarter of 2020 were $4.6 million, compared to $4.1 million in the fourth quarter of 2019. The increase was primarily attributable to the expansion of commercial activities, as detailed above.

Operating Loss for the first quarter of 2020 was $17 million, compared to $11.8 million in the fourth quarter of 2019. The increase was primarily attributable to expanded activities to support the commercialization of Movantik®, Talicia® and Aemcolo®.

Net Cash Used in Operating Activities for the first quarter of 2020 was $10.6 million, compared to $13.9 million in the fourth quarter of 2019. The decrease was primarily attributable to the positive impact of changes in working capital in the first quarter of 2020.

Net Cash Provided by Financing Activities for the first quarter of 2020 was $59.1 million, primarily attributable to the proceeds from long-term borrowing made in the first quarter of 2020, offset by the movement in restricted cash.

Liquidity and Capital Resources

Cash Balance2 as of March 31, 2020, was $115.1 million, compared to $48 million as of December 31, 2019. The increase was attributable primarily to the funding of the first and second tranches of the non-dilutive royalty-backed term loan facility with HealthCare Royalty Partners in the amounts of $30 million and $50 million, respectively, received during the first quarter of 2020, offset by cash used in operating activities. On April 1, 2020, a payment of $52.5 million was made to AstraZeneca upon the closing of the Movantik® acquisition. The cash balance immediately following closing of the acquisition was approximately $62.5 million.

As of May 25, 2020, 617,603 American Depositary Shares (ADSs) of the Company were issued under the Company’s “at-the-market” (ATM) offering from July 2019, generating net proceeds of approximately $4.7 million.

COVID-19 (SARS-CoV-2) Programs:

Opaganib (ABC294640, Yeliva®)3
In May 2020, RedHill received U.S. Food and Drug Administration (FDA) clearance for its Investigational New Drug (IND) application for a randomized, double-blind, placebo-controlled Phase 2a study evaluating opaganib in patients with confirmed SARS-CoV-2 infection, the cause of

COVID-19. The study aims to enroll up to 40 patients with severe-to-critical COVID-19 infection and pneumonia requiring hospitalization and high-flow supplemental oxygenation.

The Company also announced encouraging preliminary findings from six severe-to-critical4 COVID-19 patients treated with opaganib in Israel under compassionate use. All patients analyzed demonstrated pronounced clinical improvement following treatment initiation with opaganib, and substantial improvement in biomarkers including decreased required supplemental oxygenation, higher lymphocyte counts and decreased C-reactive protein (CRP) levels. The treated patients were all weaned from oxygen and discharged from the hospital on room air, without having to receive mechanical ventilation. Opaganib was well tolerated. At the time of treatment initiation, all six patients analyzed were hospitalized, suffered from severe-to-critical respiratory symptoms related to SARS-CoV-2 infection, were hypoxic, and required high flow supplemental oxygenation while being treated with standard-of-care.

Progress continues toward expanding compassionate use and clinical programs in additional countries.

RHB-107 (upamostat, WX-671)5
In April 2020, RedHill entered into an agreement with the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), to provide RHB-107 for testing in non-clinical studies for activity against SARS-CoV-2. RHB-107 was selected by NIAID for in-vitro testing, following evaluation by NIAID of data on the drug’s possible mechanism of action and potential activity against SARS-CoV-2.

Commercial Highlights:

Movantik® (naloxegol)6
On April 1, 2020, RedHill completed its acquisition of the global rights, excluding Europe, Canada, and Israel, to Movantik® from AstraZeneca (LSE/STO/NYSE: AZN). RedHill initiated promotion of Movantik® immediately following the closing of the acquisition.

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)7
In March 2020, the Company launched Talicia® in the U.S. with its dedicated gastrointestinal-focused sales force, making Talicia® available at pharmacies nationwide. In addition, RedHill announced during the first quarter that Express Scripts had added Talicia® to its National Preferred Formulary as a preferred brand.

In April 2020, RedHill announced that Prime Therapeutics, a pharmacy benefit manager serving more than 30 million members nationally, added Talicia® to its NetResults™ A-Series National Formulary as an unrestricted, preferred brand for H. pylori treatment, effective July 1, 2020.

In May 2020, the Company announced that the results from its pivotal Phase 3 study with Talicia® had been published in the Annals of Internal Medicine. In addition, an ePoster describing key findings from the pharmacokinetics analysis of the pivotal Phase 3 study with Talicia® was published online as part of Digestive Disease Week® (DDW) 2020 education portal.

In January 2020, RedHill announced its decision to discontinue its co-promotion and commercialization agreements for Donnatal® and EnteraGam® to enable a greater focus on its leading commercial products.

R&D Highlights:

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Infections
Following recent positive data from an ongoing supportive non-clinical program, RedHill plans to initiate a single, pivotal Phase 3 study evaluating RHB-204 as a first-line, stand-alone treatment for pulmonary NTM infections caused by Mycobacterium avium complex (MAC) in the third quarter of 2020, subject to further input from the FDA.

Opaganib - Cholangiocarcinoma and prostate cancer
RedHill has completed the enrollment of the full cohort of 39 patients evaluable for efficacy in the Phase 2a study evaluating the activity of orally-administered opaganib in advanced cholangiocarcinoma.

Preliminary data from the open-label Phase 2a study has indicated a signal of activity in a number of subjects with advanced cholangiocarcinoma. This data will be submitted for presentation at an upcoming scientific meeting. In light of this, and in light of positive new data from a pre-clinical program evaluating opaganib in combination with additional actives, RedHill added a second arm to the study, evaluating opaganib in combination with hydroxychloroquine, an anti-autophagy agent. Enrollment of patients in the second arm of the Phase 2a study is expected to be initiated subject to various COVID-19 pandemic circumstances currently affecting the accessibility of the relevant clinics. Following recent positive pre-clinical data, RedHill also plans to add a third arm to the study, evaluating opaganib in combination with RHB-107 (upamostat).

An investigator-sponsored study with opaganib in prostate cancer has been initiated at the Medical University of South Carolina (MUSC) with patient enrollment ongoing. The study is supported by a National Cancer Institute grant awarded to MUSC.

RHB-104 - Crohn’s Disease
RedHill announced in October 2019 the full Week 52 results for all subjects in the previously announced positive Phase 3 randomized, controlled study of RHB-104 in Crohn’s disease (MAP US study) and supportive top-line results from the open-label extension Phase 3 study (MAP US2 study). The full Week 52 results of blinded treatment in the MAP US Phase 3 study with RHB-104 were consistent with the previously reported positive outcomes of the study. RedHill continues to advance its development program for the detection of MAP bacteria in Crohn’s disease patients through collaborations with several leading U.S. academic institutions and laboratories.

RHB-106 - Encapsulated Bowel Preparation
In January 2020, RedHill regained the exclusive worldwide rights to RHB-106, a proprietary encapsulated formulation intended for the preparation and cleansing of the gastrointestinal tract prior to abdominal procedures and diagnostic tests. RedHill terminated its 2014 license agreement with Salix Pharmaceuticals Ltd. and is currently planning the development path toward potential approval of RHB-106 in the U.S.

Conference Call and Webcast Information:

The Company will host a conference call today, Wednesday, May 27, 2020 at 8:30 a.m. EDT to review the financial results and operational highlights.

To participate in the conference call, please dial one of the following numbers 15 minutes prior to the start of the call: United States: +1-866-966-1396; International: +1-631-510-7495; and Israel: +972-3-721-7998; The access code for the call is: 3936699.

The conference call will be broadcast live and will be available for replay for 30 days on the Company's website, http://ir.redhillbio.com/events.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal diseases. RedHill promotes the gastrointestinal drugs Movantik® for opioid-induced constipation in adults8, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults9 and Aemcolo® for the treatment of travelers’ diarrhea in adults10. RedHill’s key clinical late-stage development programs include: (i) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (ii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iii) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) Opaganib (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 1/2a study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation, and (vi) RHB-107 (upamostat), a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer, inflammatory gastrointestinal diseases and a development program for COVID-19. More information about the Company is available at www.redhillbio.com.

About Talicia® (omeprazole magnesium, amoxicillin and rifabutin)

INDICATION AND USAGE
Talicia® is a three-drug combination of omeprazole, a proton pump inhibitor, amoxicillin, a penicillin-class antibacterial, and rifabutin, a rifamycin antibacterial, indicated for the treatment of Helicobacter pylori infection in adults.

To reduce the development of drug-resistant bacteria and maintain the effectiveness of Talicia® and other antibacterial drugs, Talicia® should be used only to treat or prevent infections that are proven or strongly suspected to be caused by bacteria.

IMPORTANT SAFETY INFORMATION CONTRAINDICATIONS
Talicia® contains omeprazole, a proton pump inhibitor (PPI), amoxicillin a penicillin-class antibacterial and rifabutin, a rifamycin antibacterial. It is contraindicated in patients with known hypersensitivity to any of these medications, any other components of the formulation, any other beta-lactams or any other rifamycin.

Talicia® is contraindicated in patients receiving rilpivirine-containing products.

Talicia® is contraindicated in patients receiving delavirdine or voriconazole.

Serious and occasionally fatal hypersensitivity reactions have been reported with omeprazole, amoxicillin and rifabutin.

Clostridioides difficile-associated diarrhea (CDAD) has been reported with use of nearly all antibacterial agents and may range from mild diarrhea to fatal colitis.
Talicia® may cause fetal harm. Talicia® is not recommended for use in pregnancy.

Talicia® may reduce the efficacy of hormonal contraceptives. An additional non-hormonal method of contraception is recommended when taking Talicia®.

Talicia® should not be used in patients with hepatic impairment or severe renal impairment.

Acute Interstitial Nephritis has been observed in patients taking PPIs and penicillins.

Cutaneous lupus erythematosus (CLE) and systemic lupus erythematosus (SLE) have been reported in patients taking PPIs. These events have occurred as both new onset and exacerbation of existing autoimmune disease.

The most common adverse reactions (≥1%) were diarrhea, headache, nausea, abdominal pain, chromaturia, rash, dyspepsia, oropharyngeal pain, vomiting, and vulvovaginal candidiasis.

To report SUSPECTED ADVERSE REACTIONS, contact RedHill Biopharma INC. at 1-833-ADRHILL (1-833-237-4455) or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

Full prescribing information for Talicia® is available at http://bit.ly/2CozHNH.

IMPORTANT SAFETY INFORMATION ABOUT MOVANTIK®

Movantik® may cause serious side effects, including:

Opioid withdrawal. You may have symptoms of opioid withdrawal during treatment with Movantik®, including sweating, chills, diarrhea, stomach pain, anxiety, irritability, and yawning. Patients taking methadone to treat their pain may be more likely to experience stomach pain and diarrhea. Tell your doctor if you have any of these symptoms.

Severe Stomach Pain and/or Diarrhea. This can happen within a few days of starting Movantik® and can lead to hospitalization. If either of these side effects occurs, stop taking Movantik® and call your doctor immediately.

Tear in your stomach or intestinal wall (perforation). Stomach pain that is severe can be a sign of a serious medical condition. If you get stomach pain that gets worse or does not go away, stop taking Movantik® and get emergency medical help right away.

Do not take Movantik® if you:

Have a bowel blockage (intestinal obstruction) or have a history of bowel blockage.

Are allergic to Movantik® or any of the ingredients in Movantik®.

Movantik® can interact with other medicines and cause side effects, including opioid withdrawal symptoms (see symptoms above). Tell your doctor or pharmacist before you start or stop any medicines during treatment with Movantik®.

Before you take Movantik®, tell your doctor about all of your medical conditions, including if you:

Have any stomach, bowel (intestines), kidney, or liver problems.

Are pregnant or plan to become pregnant. Taking Movantik® during pregnancy may cause opioid withdrawal symptoms in you or your unborn baby. Tell your healthcare provider right away if you become pregnant during treatment with Movantik®.

Are breastfeeding or plan to breastfeed. It is not known if Movantik® passes into your breast milk. Taking Movantik® while you are breastfeeding may cause opioid withdrawal in your baby. You and your healthcare provider should decide if you will take Movantik® or breastfeed. You should not breastfeed if you take Movantik®.

Tell your doctor about all of the medicines you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements. Other medicines may affect the way Movantik® works.

If you stop taking your opioid pain medicine, stop taking Movantik® and tell your doctor.

Avoid eating grapefruit or drinking grapefruit juice during treatment with Movantik®.

The most common side effects of Movantik® include: Stomach (abdomen) pain, diarrhea, nausea, gas, vomiting, headache, and excessive sweating.

APPROVED USE FOR MOVANTIK®

Movantik® is a prescription medicine used to treat constipation that is caused by prescription pain medicines called opioids, in adults with long-lasting (chronic) pain that is not caused by active cancer.

IMPORTANT SAFETY INFORMATION ABOUT AEMCOLO®

INDICATION AND USAGE

Aemcolo® (rifamycin) is an orally-administered, delayed-release, non-systemic antibiotic approved for the treatment of travelers’ diarrhea caused by non-invasive strains of Escherichia coli (E. coli) in adults. Aemcolo® is the first antibiotic engineered with Cosmo Pharmaceuticals’ Multi Matrix Technology (MMX®). MMX technology is designed to deliver the active pharmaceutical ingredients in a delayed and controlled manner directly to the lower intestine.

Full prescribing information for Aemcolo® is available at www.aemcolo.com.

IMPORTANT SAFETY INFORMATION
Aemcolo® is contraindicated in patients with a known hypersensitivity to rifamycin, any of the other rifamycin class antimicrobial agents, or any of the components in Aemcolo.

Aemcolo® is indicated for the treatment of travelers’ diarrhea (TD) caused by noninvasive strains of Escherichia coli in adults. It is not recommended for use in patients with diarrhea complicated by fever and/or bloody stool or due to pathogens other than noninvasive strains of E. coli.

The most common adverse reactions (incidence >2%) are headache and constipation.

Clostridium difficile-Associated Diarrhea has been reported with use of nearly all antibacterial agents and may range in severity from mild diarrhea to fatal colitis. Evaluate if diarrhea occurs after therapy or does not improve or worsens during therapy.

Aemcolo® should be swallowed whole. Do not crush, break or chew the tablets. Do not take Aemcolo® concomitantly with alcohol.

Risk of Persistent or Worsening Diarrhea Complicated by Fever and/or Bloody Stool: Aemcolo® was not shown to be effective in patients with diarrhea complicated by fever and/or bloody stool or diarrhea due to pathogens other than noninvasive strains of E. coli and is not recommended for use in such patients. Discontinue use if diarrhea gets worse or persists more than 48 hours and consider alternative antibacterial therapy.

To report SUSPECTED ADVERSE REACTIONS, contact RedHill Biopharma INC. at 1-833-ADRHILL (1-833-237-4455) or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the clinical condition of the patients treated with opaganib will not continue to improve and may worsen, the risk that other COVID-19 patients treated with opaganib will not show any clinical improvement, the risk that clinical trials of opaganib or RHB-107 in the U.S., Israel, Italy or elsewhere for the treatment of COV-19, if conducted at all, will not show any improvement in patients, the development risks of early-stage discovery efforts for a disease that is still little understood, including difficulty in assessing the efficacy of opaganib for the treatment of COVID-19, if at all; intense competition from other companies developing potential treatments and vaccines for COVID-19; the effect of COVID-19 on the business of the Company; the effect of a potential occurrence of patients suffering serious adverse events using opaganib under the compassionate use programs as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended
	March 31,
	2020	2019

	U.S. dollars in thousands
NET REVENUES	1,056	1,737
COST OF REVENUES	1,715	417
GROSS PROFIT (LOSS)	(659)	1,320
RESEARCH AND DEVELOPMENT EXPENSES, net	2,765	5,372
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	9,006	3,136
GENERAL AND ADMINISTRATIVE EXPENSES	4,586	2,025
OPERATING LOSS	17,016	9,213
FINANCIAL INCOME	214	374
FINANCIAL EXPENSES	355	1,031
FINANCIAL EXPENSES, net	141	657
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	17,157	9,870

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.05	0.03
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	352,696	283,687

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
	2020	2019
	Unaudited	Audited

	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	81,614	29,023
Bank deposits	7,124	10,349
Financial assets at fair value through profit or loss	6,200	8,500
Trade receivables	1,717	1,216
Prepaid expenses and other receivables	1,604	2,244
Inventory	2,767	1,882
	101,026	53,214
NON-CURRENT ASSETS:
Restricted cash	20,148	152
Fixed assets	360	228
Right-of-use assets	4,912	3,578
Deferred expenses	1,183	—
Intangible assets	15,851	16,927
	42,454	20,885
TOTAL ASSETS	143,480	74,099

CURRENT LIABILITIES:
Accounts payable	3,185	4,184
Lease liabilities	1,228	834
Accrued expenses and other current liabilities	12,912	5,598
	17,325	10,616

NON-CURRENT LIABILITIES:
Borrowing	78,165	—
Lease liabilities	3,843	2,981
Royalty obligation	500	500
	82,508	3,481
TOTAL LIABILITIES	99,833	14,097

EQUITY:
Ordinary shares	962	962
Additional paid-in capital	267,403	267,403
Accumulated deficit	(224,718)	(208,363)
TOTAL EQUITY	43,647	60,002

TOTAL LIABILITIES AND EQUITY	143,480	74,099

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended
	March 31,
	2020	2019

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(17,157)	(9,870)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	802	559
Depreciation	350	231
Impairment of intangible assets	816	—
Amortization of intangible assets	260	—
Unpaid interest expenses related to borrowing	104	—
Fair value adjustments on derivative financial instruments	—	973
Fair value losses (gains) on financial assets at fair value through profit or loss	75	(52)
Revaluation of bank deposits	29	(10)
Exchange differences in respect of lease liabilities	(57)	5
Exchange differences in respect of cash and cash equivalents	(131)	(16)
	2,248	1,690
Changes in assets and liability items:
Increase in trade receivables	(501)	(461)
Decrease in prepaid expenses and other receivables	640	633
Increase in inventory	(885)	(519)
Increase (decrease) in accounts payable	(999)	1,089
Increase (decrease) in accrued expenses and other current liabilities	6,030	(95)
	4,285	647
Net cash used in operating activities	(10,624)	(7,533)
INVESTING ACTIVITIES:
Purchase of fixed assets	(242)	(6)
Change in investment in current bank deposits	3,200	2,131
Purchase of financial assets at fair value through profit or loss	—	(633)
Proceeds from sale of financial assets at fair value through profit or loss	2,225	220
Transaction costs related to purchase of intangible assets	(1,183)	—
Net cash provided by investing activities	4,000	1,712
FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net of transaction costs	79,345	—
Movement in restricted cash	(20,000)	—
Payment of principal with respect to lease liabilities	(261)	(186)
Net cash provided by (used in) financing activities	59,084	(186)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	52,460	(6,007)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	131	16
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,023	29,005
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	81,614	23,014
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	178	163
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	231	48
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANACING ACTIVITIES:
Long-term borrowings transaction costs	1,284	—
Acquisition of right-of-use assets by means of lease liabilities	1,575	1,580

___________________________

1 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

2 Including cash, short-term investments (bank deposits and financial assets at fair value) and restricted cash.

3 Opaganib (ABC294640, Yeliva®) is an investigational new drug, not available for commercial distribution.

4 Definition based on U.S. Food and Drug Administration (FDA) guidance published on May 12, 2020.

5 RHB-107 (upamostat, WX-671) is an investigational new drug, not available for commercial distribution.

6 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.

7 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.

8 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.

9 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com

10 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com